SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
E.ON AG
(Translation of Registrant’s Name Into English)
E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Düsseldorf, September 5, 2005
Ad hoc Announcement
in accordance with Article 15 of the Securities Trading Act (WpHG)
Re: Takeover offer for Scottish Power
E.ON considering a possible takeover offer for Scottish Power
E.ON confirms that it is considering its options regarding a possible takeover offer for Scottish Power Plc. E.ON notes the very strong rise in Scottish Power’s share price since the announcement of the intended disposal of PacifiCorp and considers that it reflects a substantial element of bid speculation. No approach has been made to the Board of Scottish Power and there can be no assurance that a transaction will be forthcoming. If any offer is made it’s likely to be in cash.
- End of ad hoc announcement — September 5, 2005

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: September 6, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting